Exhibit 99.1

Fanhua Announces Completion of Share Option Cash Exercises by Key Employees

GUANGZHOU, China, July 23, 2024 (GLOBE NEWSWIRE) -- Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent technology-driven financial services provider in China, today announced that all share options previously granted to its key employees by the Board of Directors (the “Board”) have recently been fully exercised through cash payment at an exercise price of US$1.92 per American Depository Share (“ADS”), representing a premium of approximately 21.4% from the Company’s closing price on the last trading day prior to the cash exercise. This move not only highlights its key employees’ strong confidence in the Company’s future development but also demonstrates their commitment to growing with the company and sharing in its success.

As previously disclosed, on July 2, 2024 the Board authorized the issuance of share options to purchase up to 138,000,000 ordinary shares (“shares”), representing 6,900,000 ADSs of the Company, to 15 management team members of the Company’s major subsidiaries, to align their interests with the long-term success of the Company. Upon cash exercise of the share options, these key employees collectively held approximately 10.8% of the Company’s shares. The Company offered several of these key employees a loan at an interest rate of 3% per annum to facilitate the exercise of the share options. They also committed to serving the Company for no less than three years.

Mr. Yinan Hu, founder and Chief Executive Officer of Fanhua, remarked, “Our core management team members have exercised their share options at a premium, fully demonstrating their confidence in the Company’s long-term growth and business value. The Company currently has over RMB1.4 billion in net cash, representing approximately $3.2 in net cash per ADR, which is much higher than the current stock price of Fanhua. Our strong cash reserves not only further enhance our financial resilience and market competitiveness but also provide strong support for the effective implementation of the Company’s strategic initiatives, ensuring that we continue to maintain a leading position in future development. We believe that with the joint efforts of all employees, the Company will achieve greater growth and create more value for our shareholders in the long run.”

About Fanhua

Established in Guangzhou in 1998 and listed on NASDAQ in 2007 (Nasdaq: FANH), Fanhua is a leading independent financial services provider in China with strong technology capabilities and a commitment to empowering financial advisors and fostering sustained value creation for customers.

Our mission revolves around creating an inclusive and collaborative platform for independent financial advisors, as well as various insurance/financial sales organizations, enabling our partners to optimize their practices by offering them end-to-end business solutions spanning compliance, technology, products, services, operations, capital flow, and professional training.

Leveraging advanced technology, artificial intelligence, and data-driven insights, Fanhua is at the forefront of revolutionizing financial services delivery, accelerating digital transformation, and driving industry growth.

With a comprehensive approach to financial services, we connect millions of Chinese families with various financial institutions and service providers, offering a diverse range of opportunities and personalized solutions for insurance protection, retirement planning, health management, asset management, and family governance services, covering the full lifecycle of our customers’ needs.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will", "expects", "believes", "anticipates", "intends", "estimates" and similar statements. Among other things, management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Fanhua Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

Source: Fanhua Inc.